Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated October 17, 2025
to
Prospectus dated April 11, 2025

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. (“FS Credit REIT”) dated April 11, 2025 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 29 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•to disclose the transaction price for each class of our common stock as of November 1, 2025;
•to disclose the calculation of our September 30, 2025 net asset value (“NAV”) per share for all share classes;
•to provide a market update;
•to provide updates to our portfolio and our business;
•to provide an update regarding our financing arrangements; and
•to provide an update to the status of our current public offering.

November 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2025 (and repurchases as of October 31, 2025) is as follows:

Transaction Price (per share)
Class S	$24.8920
Class T	$24.6443
Class D	$24.6906
Class M	$24.7559
Class I	$23.9786
Class F*	$25.2277
Class Y*	$23.9572
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*We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The November 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2025. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since September 30, 2025 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2025 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.futurestandard.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2025.

The following table provides a breakdown of the major components of our total NAV as of September 30, 2025 (dollar amounts in thousands):

Components of NAV	September 30, 2025
Loans receivable	$7,113,728
Investment in real estate	570,548
Mortgage-backed securities held-to-maturity	148,117
Mortgage-backed securities, at fair value	348,221
Cash and cash equivalents	368,481
Restricted cash	32,348
Other assets	171,227
Collateralized loan obligation, net of deferred financing costs	(3,089,733)
Repurchase agreements payable, net of deferred financing costs	(1,611,147)
Credit facility payable, net of deferred financing costs	(840,898)
Mortgage note, net of deferred financing costs	(124,700)
Accrued stockholder servicing fees(1)	(1,935)
Other liabilities	(85,365)
Net asset value	$2,998,892
Number of outstanding shares	122,345,609

(1)
Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of September 30, 2025, we accrued under GAAP $92,420 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2025 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,652,684	$18,623	$9,300	$98,043	$1,185,070	$14,960	$20,212	$2,998,892
Number of outstanding shares	66,394,254	755,691	376,653	3,960,396	49,421,973	592,984	843,658	122,345,609
NAV per Share as of September 30, 2025	$24.8920	$24.6443	$24.6906	$24.7559	$23.9786	$25.2277	$23.9572

Market Update
Treasury yields declined modestly in September as markets balanced the Fed’s 25 basis points (bps) rate cut against less certain forward guidance amid resilient economic data and continued inflationary pressures. The 2-year Treasury yield fell -1bp in September, to 3.61%, while the 10-year yield declined -8bps, to 4.15%. Against this backdrop, the Bloomberg U.S. Aggregate Index returned 1.09% in September but is down –0.45% over the last five years amid persistent interest rate volatility.
The Fed’s September rate cut, plus the potential for additional easing, improved market sentiment, helping lift deal activity and support property prices.
•The CREFC CRE Sentiment Index, a quarterly survey that monitors changes in commercial real estate market conditions, posted one of its largest gains in Q2 2025. Additional easing through year end should support the CRE market’s continued recovery.
•CRE deal volume fell -8% year-over-year in August, primarily driven by a one-time spike in portfolio deals (one buyer across multiple properties in a single transaction) last year. Individual asset sales, a better gauge of market sentiment, rose 6% year over year. Year-to-date deal volume through August is up 11% across all major property types.1
•Property prices rose for the third consecutive month in August, as all major property types posted annual gains. Retail (+5.3%) and Industrial (+5.0%) led the price gains while apartments saw the smallest annual increase, at 0.2%.1
Fundamentals across most property types remain supportive.
•The surging costs of borrowing in recent years has suppressed construction activity that will lead to a sharp reduction in completions over the next 2-3 years. Multifamily and industrial completions already have fallen sharply this year, while supply growth in retail and office has been minimal.
•Meanwhile, net operating income and occupancy levels remain healthy across sectors.
•Even the office market, where weakness persists primarily among older properties that feature fewer modern amenities, appears to be turning a corner. Office property values have halted their decline while annual sales volume has risen 17% through August.1
While property pricing has shown signs of momentum in recent months, capital appreciation has yet to return as a meaningful driver of returns.
Against this backdrop, we expect yield and income growth to return as the dominant driver of returns going forward. The need for capital to refinance maturing loans is substantial. Roughly $2 trillion in CRE debt—about a third of all outstanding—will mature by the end of 2027. This presents a significant opportunity for lenders to refinance existing loans on more favorable terms or originate new loans in a more disciplined underwriting environment.
Performance update
FS Credit REIT generated positive total returns across all share classes in September. Distributions paid during the month positively contributed to performance while unrealized depreciation across select commercial mortgage-backed securities (CMBS) detracted from performance. As a result, FS Credit REIT’s net asset value (NAV) declined by approximately $0.06 per share across all share classes in September.
FS Credit REIT has delivered 66 consecutive months of positive total returns across varying macroeconomic conditions and financial markets including a highly volatile rate environment. We met 100% of repurchase requests in September.
The current annualized distribution rate is 7.70% for Class I shares, 7.18% for Class D shares, 7.16% for Class M shares, 6.57% for Class S shares and 6.63% for Class T shares, based on the November 1, 2025 transaction price.
•The tax equivalent distribution rate is 8.60% for Class I shares, 8.02% for Class D shares, 8.00% for Class M shares, 7.34% for Class S shares and 7.41% for Class T shares, based on the November 1, 2025 transaction price.2
FS Credit REIT has delivered a high level of excess income over short-term rates on a nominal and real basis.
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(1)    MSCI Real Capital Analytics as of August 2025, latest data available.
(2)    The passage of the One Big Beautiful Bill Act on July 4, 2025, made permanent a deduction of up to 20% of qualified REIT dividends for non-corporate investors. The tax-equivalent distribution rate represents the distribution rate required for a fully taxable investment to deliver the same after-tax income as a REIT. For example, assuming a 37% federal tax bracket, the distribution rate (or yield) on a fully taxable investment would need to be 8.58% to match the after-tax income of a REIT with an annualized distribution rate of 7.68%.

•Based on the Class I share, FS Credit REIT’s annualized distribution rate of 7.70% is 374 (bps) above 3-month Treasury bills (T-bills).3
•FS Credit REIT’s tax-equivalent annualized distribution rate is 464bps over 3-month T-bills.
As a senior lender, our loans have first claim on rental income ahead of equity holders and are last to absorb losses if property values decline. We believe this seniority is especially important during market pullbacks. Approximately 86% of FS Credit REIT’s portfolio is comprised of private senior loans that are held to maturity at amortized cost, subject to impairment. Therefore, the net asset value is determined primarily on fundamental value rather than market sentiment.
Portfolio highlights
In September, we closed on a $39.9 million loan secured by a 220,000 square foot industrial warehouse. The property was delivered in 2024 and is strategically located 30 miles northwest of Manhattan, in Valley Cottage, NY and provides easy access to the New York State Thruway and the Palisades Parkway. The property features 36’ clear heights and 34 dock doors with 2 drive-in loading doors for easy access.
We have a strong and diverse pipeline of senior loans set to close during Q4 2025 and early 2026 as our liquidity position allows us to capitalize on improving commercial real estate (CRE) transaction volume.
As of September 30, 2025, the portfolio was weighted to multifamily (55%), followed by hospitality (16%) and industrial (10%).
•The portfolio’s allocation reflects our view that these sectors are well-positioned to benefit from long-term structural trends such as the record-high cost of homeownership (multifamily), steady demand for consumer and business travel, particularly for higher-end properties (hospitality), and continued demand for technologically advanced warehouse space (industrial).
Assets on nonaccrual represented 3.85% of the portfolio as of September 30, 2025.4 We are actively working to reduce the non-accruals in a way that we believe can help maximize shareholder value, whether through refinancing the loans, taking ownership of the property or selling the loan to a new buyer.
We believe the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:
•Continued strong performance of the portfolio. FS Credit REIT has generated positive total returns in 91 out of 93 months; its largest monthly drawdown was just -0.27% in March 2020.
•Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.
•High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.
•Relative level of income above cash yields. While our distribution rate is influenced by the level and direction of short-term rates, we take a long-term approach to setting our distribution. Our distribution policy considers the forward secured overnight financing rate (SOFR) curve, our borrowings, the pace of our capital raise, the expected timing of potential new originations as well as paydowns and prepayments, among other factors. Our distributions have not historically adjusted in lockstep with changes in interest rates.
•Deep experience of Future Standard and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the level of loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.
•Geographically diversified composition of our $8.8 billion portfolio, weighted to multifamily properties.
•Available liquidity for new investments. As noted, we have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering, and the natural turnover of the portfolio—allows us to remain a capital provider.
•The long-term nature of our borrowings. Approximately 96% of FS Credit REIT’s borrowings are financed through matched-term facilities, and approximately 85% through matched-term, non-mark-to-market facilities. This
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(3)    3-month Treasury yield as of October 15, 2025.
(4)    Represents non-accrual debt investments as a percentage of FS Credit Real Estate Income Trust, Inc.’s total debt portfolio.

financing approach helps stabilize performance across changing rate environments, manage risk and support long-term returns.

Financing Arrangements
FS CREIT Finance MS-1 LLC
On October 8, 2025, FS CREIT Finance MS-1 LLC, an indirect wholly owned special-purpose financing subsidiary of FS Credit REIT entered into an Amendment No. 1 to Master Repurchase and Securities Contract Agreement, (the “MS-1 First Amendment”), amending that certain Master Repurchase and Securities Contract Agreement dated as of October 13, 2022 with Morgan Stanley N.A., as buyer. The MS-1 First Amendment provides for, among other things, an extension of the facility termination date from October 13, 2025 to November 12, 2025.
FS CREIT Finance JP-1 LLC
On October 15, 2025, FS CREIT Finance JP-1 LLC (“JP-1”), an indirect wholly owned special-purpose financing subsidiary of FS Credit REIT entered into a Master Repurchase Agreement (the “Repurchase Agreement”) as seller, with JP Morgan Chase Bank, National Association, as buyer. This Repurchase Agreement provides for, among other things, (a) a maximum facility amount of $612,312,453, (b) an interest rate for all senior mortgage loans equal to Term SOFR plus 195 basis points, (c) a final maturity date of five years from the closing date, and (d) a structuring fee equal to 12.5 basis points.

Status of our Offering
We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $350 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 68,442,109 shares of our common stock (consisting of 33,417,138 Class S shares, 32,385,012 Class I shares, 292,574 Class T shares, 318,575 Class D shares, and 2,028,809 Class M shares) in the primary offering for total proceeds of $1.69 billion and (ii) 11,861,314 shares of our common stock (consisting of 6,198,835 Class S shares, 5,217,122 Class I shares, 90,231 Class T shares, 40,741 Class D shares, and 314,386 Class M shares) pursuant to our distribution reinvestment plan for a total value of $292.55 million.